SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

Sonera Corporation
(Name of Subject Company)

Telia AB (offeror)
(Name of Filing Persons)

Shares, no nominal value, and
American Depositary Shares, each representing one Share,
no nominal value
(Title of Class of Securities)

835 433 202

(CUSIP Number of Class of Securities)

Jan Henrik Ahrnell
General Counsel
Telia AB
Mårbackagatan 11
S-123 86 Farsta, Sweden
(+46 8) 713 1000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Petri Haussila, Esq.
White & Case LLP
Eteläranta 14
FIN-00130 Helsinki, Finland
(+358 9) 228 641

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Telia AB, a Swedish corporation (“Telia”) on October 7, 2002. This Schedule TO relates to the offer (the “Offer”) by Telia to exchange Telia shares (“shares”), nominal value SEK 3.20, Telia American Depositary Shares (“ADSs”), each representing five Telia shares, and certain Telia warrants for Sonera shares, no nominal value, Sonera ADSs, each representing one Sonera share, and certain Sonera warrants of Sonera Corporation, a Finnish corporation (“Sonera”), upon the terms and subject to the conditions set forth in the Prospectus, dated October 1, 2002 (the “Prospectus”), which is incorporated by reference in response to Items 1-11 of this Schedule TO.

Item 11. Additional Information

     Telia issued a press release extending the expiration date of the Offer until Friday, November 15, 2002, and such press release is attached hereto as Exhibit (a)(10). The information set forth in the press release is incorporated in its entirety herein by reference.

Item 12. Exhibits.

Exhibit No.

(a)(10)	Press release, dated November 11, 2002 (incorporated herein by reference to Telia’s Form 425 filed on November 12, 2002).

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2002

TELIA AB

By:		/s/ Anders Igel

	Name: Title:	Anders Igel President and Chief Executive Officer

By:		/s/ Jan Henrik Ahrnell

	Name: Title:	Jan Henrik Ahrnell Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.

(a)(10)	Press release, dated November 11, 2002 (incorporated herein by reference to Telia's Form 425 filed on November 11, 2002).